Exhibit 99.95

Suite 555 – 999 Canada Place
Vancouver, BC, V6C 3E1
Tel: 604-687-1717
Fax: 604-687-1715

NOTICE OF CHANGE OF AUDITOR

TO:	PricewaterhouseCoopers LLP

AND TO:	Ernst & Young LLP

CC:	British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Nunavut

TAKE NOTICE THAT Titan Mining Corporation (the “Corporation”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from PricewaterhouseCoopers LLP (“PwC”) to Ernst & Young LLP (“E&Y”) effective September 12, 2025.

TAKE FURTHER NOTICE THAT:

1. At the request of the Corporation, PwC resigned as auditor of the Corporation effective September 12, 2025 and E&Y has been appointed as auditor of the Corporation effective September 12, 2025.

2. The resignation of PwC and the appointment of E&Y in its place have been recommended by the Audit Committee of the Board of Directors of the Corporation (the “Board”) and approved by the Board.

3. PwC did not issue any opinion on financial statements of the Corporation relating to the “relevant period” (as that term is defined in Section 4.11 of NI 51-102).

4. There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

5. The Corporation has requested E&Y and PwC to each furnish a letter addressed to the securities administrators in each province and territory in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this the 12th day of September, 2025.

TITAN MINING CORPORATION

(signed) Kevin Hart
Name: Kevin Hart
Title: Chief Financial Officer